This Form CB contains 18 pages, including all exhibits


PROCESSING
NOV 29 2007
182
SECTION
D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07084312

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Golden China Resources Corporation
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Sino Gold Mining (Canada) Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

38081U
(CUSIP Number of Class of Securities (if applicable))

Gregory B. Starr
Golden China Resources Corporation
Suite 1438, 8 King St. E.
Toronto, ON M5C 1B5
416-366-8818
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 24, 2007 (the "Offer and Circular") relating to the offer (the "Offer") by Sino Gold Mining (Canada) Ltd. (the "Offeror") to purchase all of the outstanding Common Shares of Golden China Resources Corporation.*
B.	Letter of Acceptance and Transmittal, dated October 24, 2007.*
C.	Notice of Guaranteed Delivery, dated October 24, 2007.*
D.	Notice of Change, Variation and Extention, dated November 28, 2007.

*Previously filed on From CB on October 25, 2007.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	Technical Report – Jinfeng Gold Mine, Guizhuo Province, China, dated 10 October 2007.*
2	Technical Report – White Mountain Project, Jilin Province, China, dated 10 October 2007.*

*Previously filed on From CB on October 25, 2007.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Sino Gold Mining (Canada) Ltd. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Sino Gold Mining (Canada) Ltd. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINO GOLD MINING (CANADA) LTD.

By: 

Name: IVO POLOVINEO
Title: DIRECTOR

Date: November 28, 2007



November 28, 2007

Dear Securityholder of Golden China Resources Corporation:

We are pleased to advise you of two important changes to the takeover Offer by Sino Gold Mining (Canada) Ltd. (the "Offeror"), a wholly-owned subsidiary of Sino Gold Mining Limited ABN 42 093 518 579 ("Sino Gold"), to acquire all of the outstanding common shares of Golden China Resources Corporation ("Golden China"):

1. The Offer has been extended and will now be open for acceptance until 11:59 p.m. (Vancouver, Canada time) on December 10, 2007 / 6:59 p.m. (Sydney, Australia time) on December 11, 2007; and

2. The minimum tender condition of the Offer has been reduced to 66 2/3% from 90%, in each case calculated on a fully diluted basis.

Details of these changes are contained in the enclosed Notice of Change, Variation and Extension.

We have made contact with a broad cross section of Shareholders and feedback regarding the Offer has been overwhelmingly positive. Based on discussions with these Shareholders, Sino Gold currently expects that the new minimum acceptance condition of 66 2/3% will be satisfied.

Unanimous Support of the Golden China Board

The board of directors of Golden China unanimously supports the Offer and have advised that they have each tendered the Golden China Shares that they own to the Offer. In addition, Golden China has received a fairness opinion from its financial advisor, Genuity Capital Markets, that the Offer consideration is fair from a financial point of view to Shareholders other than Sino Gold.

A Significant Premium

The exchange ratio under the Offer represented a premium of approximately 49% over the closing price of the Golden China Shares on the Toronto Stock Exchange on the last trading day prior to the announcement of the Offer (August 10, 2007). The Golden China Share price has since traded at the implied Offer price or at a slight discount to it. We believe that this implies that the Offer is fair and that a competing or higher offer is unlikely.

A Larger and Stronger Mining Company

Sino Gold has a successful track record for developing gold mines in China and enhancing shareholder value. Sino Gold is currently producing gold at its flagship Jinfeng gold mine and has a market capitalisation of approximately US$1.2 billion. Golden China Shareholders will benefit from:

- greater depth in management and technical expertise;
- a stronger balance sheet and cash position;
- greater access to financing for development projects;
- a solid presence in China; and
- cost savings from potential synergies inherent in integrating Golden China's operations with Sino Gold, such as reduced costs of compliance with applicable laws and regulations;

to result in a stronger competitive position and greater opportunities for growth.

5330061 v5

Enhanced Liquidity

Shareholders should also benefit from improved liquidity by holding Sino Gold Shares, which are listed on both the Australian Securities Exchange and the Hong Kong Stock Exchange. Turnover in Sino Gold Shares is currently approximately 1,000,000 shares per day.

Shareholders may also elect to have the Sino Gold Shares which they would otherwise receive pursuant to the Offer sold on their behalf and receive the net proceeds of such sale, less a 4.4% brokerage commission (including GST in Australia) and less any applicable taxes, withholdings and deductions.

The Need to Act

Tenders must be received by 11:59 p.m. (Vancouver, Canada time) on December 10, 2007 / 6:59 p.m. (Sydney, Australia time) on December 11, 2007. For more information about the tendering process, please see Section 3 of the Original Offer, "Manner of Acceptance".

Should you have any questions about the Offer, please contact the Information Agent for the Offer, Georgeson Shareholder Communications Canada Inc., toll free at 1-888-605-7644 in North America, or Georgeson Shareholder Communications Australia Pty Ltd. at 61 3 9415 4682 (for International CDI holders, excluding North American holders) or 1-800-339-135 (Free call for holders of CDIs in Australia). Before you make your decision, you may also wish to consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor.

We urge you to act on this opportunity to receive a significant premium on your investment and to continue to participate as a shareholder of a larger and stronger mining company.

Yours sincerely,

SINO GOLD MINING (CANADA) LTD.



Jacob Klein
Chief Executive Officer, Sino Gold Mining (Canada) Ltd. and Sino Gold Mining Limited

5330061 v5

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada, Australia, Hong Kong or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.


sino gold

November 28, 2007

SINO GOLD MINING (CANADA) LTD., a wholly-owned subsidiary of SINO GOLD MINING LIMITED ABN 42 093 518 579

NOTICE OF CHANGE, VARIATION AND EXTENSION of the OFFER TO PURCHASE all of the outstanding common shares of GOLDEN CHINA RESOURCES CORPORATION

on the basis of 0.2222 of an ordinary share of Sino Gold Mining Limited for each common share of Golden China Resources Corporation

Sino Gold Mining (Canada) Ltd. (the "Offeror") hereby gives notice that it has amended its offer to purchase all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests) ("Golden China Shares") of Golden China Resources Corporation ("Golden China") including those Golden China Shares which may become outstanding during the Offer Period upon the conversion, exchange or exercise of any options, warrants, convertible debentures or other securities of Golden China during the Offer by: (a) varying the Minimum Tender Condition as described herein; (b) extending the Expiry Time to 11:59 p.m. (Vancouver, Canada time) on December 10, 2007 / 6:59 p.m. (Sydney, Australia time) on December 11, 2007; and (c) extending the CDI Expiry Time to coincide with the amended Expiry Time. The original offer, dated October 24, 2007 (the "Original Offer"), as varied in the manner described in this Notice of Change, Variation and Extension, is referred to herein as the "Offer".

Questions and requests for assistance may be directed to the Information Agents for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
(in North America)

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-888-605-7644

GEORGESON SHAREHOLDER COMMUNICATIONS AUSTRALIA PTY LTD.
(Australia and internationally (except North America))

Level 1, 60 Carrington Street
Sydney, NSW 2000

Telephone:

61 3 9415 4682 (for International CDI holders, excluding North American holders)

1-800-339-135 (Free call for holders of CDIs in Australia)

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
(in respect of Golden China Shares only)

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, ON, Canada
M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, ON, Canada
M5J 2Y1
Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
e-mail: corporateactions@computershare.com

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED
(for CDIs only)

By mail: GPO Box 7043, Sydney NSW 2001
By Hand or by Courier: Level 2, 60 Carrington Street
Sydney NSW 2000

5330061 v5

THE BOARD OF DIRECTORS OF GOLDEN CHINA UNANIMOUSLY SUPPORTS THE OFFER AND HAVE ADVISED THAT THEY EACH TENDERED THE GOLDEN CHINA SHARES THAT THEY OWN TO THE OFFER. IN ADDITION, GOLDEN CHINA HAS RECEIVED A FAIRNESS OPINION FROM ITS FINANCIAL ADVISOR, GENUITY CAPITAL MARKETS, THAT THE OFFER CONSIDERATION IS FAIR FROM A FINANCIAL POINT OF VIEW TO SHAREHOLDERS OTHER THAN SINO GOLD.

Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Original Offer and accompanying Circular (the "Original Offer and Circular"), as amended by this Notice of Change, Variation and Extension. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular, and the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, continue to be applicable in all respects to the Offer.

The ordinary shares of Sino Gold (the "Sino Gold Shares") are listed and posted for trading on the Australian Securities Exchange (the "ASX") and the Hong Kong Stock Exchange (ASX: SGX, HKSE: 1862). The Golden China Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and as CDIs on the ASX (TSX and ASX: GCX).

The closing prices of Golden China Shares on the TSX and on the ASX on August 10, 2007, the last trading day prior to the announcement of the Offer, were C$0.85 and A$0.90, respectively. The closing price of the Sino Gold Shares on the ASX on August 10, 2007 was A$6.40 (C$5.70, based on the Bank of Canada noon exchange rate on August 10, 2007). The closing prices of Golden China Shares on the TSX and on the ASX on November 27, 2007 were C$1.08 and A$1.50, respectively and the closing price of Sino Gold Shares on the ASX on November 27, 2007 was A$7.05 (C$6.14, based on the Bank of Canada noon exchange rate on November 27, 2007). Shareholders are urged to obtain current quotes for the Golden China Shares, the Sino Gold Shares and the applicable currency exchange rate.

EXCHANGE RATE INFORMATION

All dollar references in the Original Offer and Circular and herein are in Canadian dollars, except where otherwise indicated. On November 27, 2007, the Bank of Canada noon rate of exchange for Australian dollars into Canadian dollars was A$ 1.00 = C$0.8712 and the rate for Renminbi into Canadian dollars was RMB 1.00 =C$0.1349.

NOTICE TO CDI HOLDERS IN AUSTRALIA

THE SECURITIES OFFERED IN THE ORIGINAL OFFER AND CIRCULAR, AS AMENDED HEREIN, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE AUSTRALIAN SECURITIES EXCHANGE, NOR HAS THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE AUSTRALIAN SECURITIES EXCHANGE PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER AND CIRCULAR.

For CDI Holders in Australia, the Australian Prospectus previously distributed with the Original Offer and Circular contains important information for CDI Holders in Australia and it should be read in its entirety, together with this Notice of Change, Variation and Extension, and the Original Offer and Circular.

CDIs confer a beneficial ownership in the underlying Golden China Shares. The legal title to the Golden China Shares underlying the CDIs is held by the CDI Nominee. The CDIs are currently quoted on the ASX. If CDI Holders hold CDIs at the Expiry Time, such remaining CDIs will be cancelled, and the CDI Holders will become the legal holder of the underlying Golden China Shares.

CDI Holders may only accept the Offer through the CDI Nominee. If Shareholders hold CDIs through: (i) an Issuer Sponsored Holding, Shareholders should complete the CDI Acceptance Form accompanying the Original

Offer and Circular and return it to the address noted on the form; (ii) a CHESS Holding, CDI Holders should contact their Controlling Participant (normally their stockbroker) with instructions to accept the Offer, or complete the CDI Acceptance Form and return it to the address noted on the form. Alternatively, if they are Australian Broker Participants or Australian Non-Broker Participants, CDI Holders should initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules. In each of the above cases, acceptance of the Offer must be received on or prior to the Expiry Time. CDI Holders who continue to hold CDIs at the Expiry Time will become the legal holders of the underlying Golden China Shares. In order to transfer the underlying Golden China Shares, they would need to comply with the procedures set out in this document, and they should contact their brokers or the CDI Nominee for further information.

The Offer is not regulated by the takeover provisions in Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia), but rather pursuant to the applicable requirements of Canadian take-over bid Laws.

NOTICE TO U.S. SHAREHOLDERS

THE SECURITIES OFFERED IN THE ORIGINAL OFFER AND CIRCULAR, AS AMENDED HEREIN, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of Sino Gold included in the Original Offer and Circular have been prepared in accordance with International Financial Reporting Standards - Australia, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since both the Offeror and Sino Gold are located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. resident Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident Shareholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market purchases.

The Sino Gold Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Sino Gold Shares will be delivered in the United States or to or for the account or for the benefit of a Person in the United States unless the Offeror is satisfied that the Sino Gold Shares may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion.

Shareholders should be aware that the Sino Gold Shares issued pursuant to the Offer will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that the Golden China Shares tendered by the holder were restricted securities.

The tender of the Golden China Shares under the Offer and the transfer of the Golden China Shares under the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, may have tax consequences in the United States as well as in Canada and Australia. The consequences for holders who are resident in, or citizens of, the United States are not described in the Original Offer and Circular. Shareholders are advised to consult their tax advisers to determine the particular tax consequences to them

of acquiring the Sino Gold Shares.

Neither the fact that a registration statement or an application for a license may have been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES OF GOLDEN CHINA

The Offer is only made for the Golden China Shares and is not made for any Convertible Securities of Golden China. Any holder of Convertible Securities or other rights to acquire Golden China Shares who wishes to accept the Offer must, to the extent permitted by the terms thereof, exercise, convert or exchange such Convertible Securities in order to obtain certificates representing the Golden China Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Security will have certificate(s) representing the Golden China Shares received on such exercise, conversion or exchange available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery" and Section 8 of the Original Offer, "Treatment of Convertible Securities".

If any holder of Convertible Securities does not exercise, convert or exchange its Convertible Securities prior to the Expiry Time, or in the case of a holder of Warrants or Options otherwise does not agree to receive their replacement warrants or options, as applicable, on the terms described in Section 8 of the Original Offer, such Convertible Securities will remain outstanding following the Expiry Time in accordance with their terms and conditions (as they may be amended from time to time), subject to the terms of any Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable. See Section 8 of the Original Offer, "Treatment of Convertible Securities". As Golden China Shares are expected to be delisted following the Offer, you may wish to either exercise your Convertible Securities or, where applicable, agree to receive replacement options or warrants.

The tax consequences to holders of Convertible Securities of exercising their Convertible Securities are not described in Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", nor in Section 16 of the Circular, "Certain Australian Income Tax Considerations". Holders of Convertible Securities should consult their own tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise or not to exercise the Convertible Securities.

FORWARD-LOOKING STATEMENTS

Certain statements in the Original Offer and Circular are forward-looking statements, which reflect management's beliefs and expectations regarding Sino Gold's future growth, results of operations, performance, business prospects and opportunities at the time such statements are made. Forward-looking statements also include, without limitation, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and matters related to the completion of the Offer.

Such forward-looking statements are necessarily based on information available to management of Sino Gold at the time and on estimates and assumptions that, while considered reasonable to management of Sino Gold, are subject to business, economic and competitive uncertainties, contingencies and risks. These assumptions include, but are not limited to assumptions made by management regarding timing of the completion of the Offer; stability in the prices of applicable commodities, exchange rates, interest rates; the political and legal regime under which Sino Gold operates; access to capital on reasonable terms; integration of additional acquisitions; state and progress of operations at various mine sites; environmental risks of current operations; expected exposure to bad debts; relationships with senior management, Sino Gold's labour force and joint venture partners; and seasonal and weather conditions.

Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to future revenues and profitability; Sino Gold's dependence on operations at the Jinfeng Gold Mine; underground mining operations and estimates on expected level of economic production at the Jinfeng Gold Mine; difficulty in meeting capital expenditure requirements in the future; Sino Gold's indebtedness and conditions imposed by financing arrangements; fluctuations in metal prices and exchange rates; potential losses related to the use of derivative instruments for gold hedges; maturity of mine operations and associated decreases in production volumes and increases in production costs; inadequate supply of water and electricity; dependence on third party contractors; risks and hazards related to mining operations; severe weather conditions; potential early termination of joint venture agreements with various partners in the PRC; operational limits imposed by such joint venture agreements e.g. need for unanimous consent for certain matters; maintenance of alliances with appropriate local partners; disputes or disagreements with local partners; availability and retention of key personnel; inadequate insurance coverage; defects in title; infringement of Sino Gold's exploration and mining rights; government regulation; environmental liabilities; rehabilitation costs; ability to obtain required governmental approvals, licenses and permits; ability of investors to enforce judgements obtained outside of Australia; difficulties in integrating potential acquisitions; speculative nature of exploration of mineral properties; changes in applicable laws and regulations; competition from other mining companies; political, economic and legal developments in the PRC; uncertainty regarding the interpretation and enforcement of PRC laws and regulations; potential adverse changes in foreign exchange regulations; potential outbreak of communicable diseases; restrictions on foreign investment in the PRC mining industry; as well as those risk factors related to the business of Sino Gold discussed under "Risk Factors" in Schedule "B" and in Section 14 of the Circular, "Risk Factors Related to the Offer". These factors should not be considered exhaustive.

Although the forward-looking statements are based upon what Sino Gold's management believes to be reasonable assumptions at the time, the Offeror and Sino Gold cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of the Original Offer and Circular or as of the date specified in the documents by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Sino Gold assumes any obligation to update or revise such statements or any information contained in the Original Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Sino Gold may become aware of after the date of the Original Offer and Circular. Undue reliance should not be placed on forward-looking statements.

NOTICE OF CHANGE, VARIATION AND EXTENSION

November 28, 2007

TO: SECURITYHOLDERS OF GOLDEN CHINA RESOURCES CORPORATION

This Notice of Change, Variation and Extension amends and supplements the Original Offer and Circular. Except as otherwise set forth in this Notice of Change, Variation and Extension, the information, terms and conditions of the Original Offer and Circular continue to be applicable in all respects and this Notice of Change, Variation and Extension should be read in conjunction with the Original Offer and Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "Offer" means the offer to purchase all of the outstanding Golden China Shares (including those Golden China Shares that are subject to CHESS Depositary Interests) by the Offeror, including those Golden China Shares which become outstanding during the Offer Period, including upon the conversion, exchange or exercise of any options, warrants, convertible debentures or other securities of Golden China that are convertible, exchangeable or exercisable for the Golden China Shares during the Offer.

1. EXTENSION OF THE OFFER

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance to 11:59 p.m. (Vancouver, Canada time) on December 10, 2007 / 6:59 p.m. (Sydney, Australia time) on December 11, 2007. Accordingly, the definition of "Expiry Date" in the Original Offer and Circular has been amended to mean December 10, 2007 in Toronto, Canada and December 11, 2007 in Sydney, Australia or such later date as may be fixed by the Offeror or such other date to which the Offer may be extended as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer".

In addition, the CDI Expiry Time has been extended to coincide with the amended Expiry Time, and accordingly, the definition of "CDI Expiry Time" in the Original Offer and Circular is deleted in its entirety and replaced by the following:

> "**CDI Expiry Time**" means the Expiry Time, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror.

2. CHANGE IN CONDITIONS TO THE OFFER

Paragraph (a) in Section 4 of the Original Offer, "Conditions of the Offer" is deleted in its entirety and replaced by the following:

> "(a) not less than 66 2/3% of the Golden China Shares outstanding (on a fully diluted basis) on the Expiry Date are tendered under the Offer and not withdrawn at the Expiry Time (the "Minimum Tender Condition");"

The Offer remains subject to the foregoing condition, and all other conditions set forth in Section 4 of the Original Offer, "Conditions of the Offer", except as amended herein.

3. RECENT DEVELOPMENTS

On November 5, 2007, Sino Gold announced that the Jilin Development and Reform Commission issued the Project Development Permit for the White Mountain Gold Mine. The granting of this permit was the culmination of a number of different approvals (including the environmental impact assessment) and gave legal approval from the PRC government for the project's development. Sino Gold noted that important progress continues to be made on site with the first blast for the underground development having taken place, major plant earthwork complete and the first concrete foundations being poured. Commenting on its achievement,

Sino Gold Chief Executive Officer Jake Klein said in the press release announcing the permit that: "The team at White Mountain has made outstanding progress this year. With the support of the government authorities we now have the necessary approvals in place and the progress of the physical site work gives us confidence that we are on track to start commissioning our second mine in late 2008".

On November 5, 2007, Sino Gold also announced that at a meeting of the holders of its U.S.$35 million 5.75% convertible subordinated notes due 2012 (the "Convertible Notes") held on November 2, 2007, noteholders representing in excess of 91% of the Convertible Notes approved certain amendments to the trust deed and the terms and conditions of the Convertible Notes, including a call option permitting the outstanding Convertible Notes to be redeemed at Sino Gold's option, and tendered their Convertible Notes for conversion. Subsequently Sino Gold has converted all of the Convertible Notes and issued a total of 15,383,045 Sino Gold Shares. The early consent payment was set at 13% of the value of the notes for those holders who tendered their notes prior to the early consent deadline.

Copies of recent announcements made by Sino Gold to the ASX are available from ASX's website at www.asx.com.au and are also filed on SEDAR at www.sedar.com.

4. TAKE UP OF AND PAYMENT FOR DEPOSITED GOLDEN CHINA SHARES

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Golden China Shares duly and validly deposited pursuant to the Offer as described in Section 6 of the Original Offer, "Take Up of and Payment for Deposited Golden China Shares".

5. TIME OF AND MANNER FOR ACCEPTANCE

The Offer is now open for acceptance until 11:59 p.m. (Vancouver, Canada time) on December 10, 2007 / 6:59 p.m. (Sydney, Australia time) on December 11, 2007. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in Section 3 of the Original Offer.

6. RIGHT TO WITHDRAW DEPOSITED GOLDEN CHINA SHARES

Shareholders have the right to withdraw their Golden China Shares deposited to the Offer as described in Section 7 of the Original Offer, "Right to Withdraw Deposited Shares". The Offeror reserves the right to permit withdrawals of Golden China Shares deposited under the Offer other than as set forth in Section 7 of the Original Offer.

7. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Original Offer and Circular, the Letter of Acceptance and Transmittal, the Notice of Guaranteed Delivery and the CDI Acceptance Form to reflect the contents of this Notice of Change, Variation and Extension are deemed to be made where required.

8. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: November 28, 2007

The contents of this Notice of Change, Variation and Extension have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror. The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, neither the foregoing nor the Original Offer and Circular, as amended, contains any misrepresentation likely to affect the value or market price of the Golden China Shares subject to the Offer.

SINO GOLD MINING (CANADA) LTD.

(Signed) Jacob Klein
Chief Executive Officer

(Signed) Wayne Rossiter
Chief Financial Officer

On behalf of the Board of Directors of Sino Gold Mining (Canada) Ltd.

(Signed) Jacob Klein
Director

(Signed) Ivo Polovineo
Director

APPROVAL AND CERTIFICATE OF SINO GOLD MINING LIMITED ABN 42 093 518 579

DATED: November 28, 2007

The contents of this Notice of Change, Variation and Extension have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Sino Gold Mining Limited. The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, neither the foregoing nor the Original Offer and Circular, as amended, contains any misrepresentation likely to affect the value or market price of the Golden China Shares subject to the Offer.

SINO GOLD MINING LIMITED ABN 42 093 518 579

(Signed) Jacob Klein
Chief Executive Officer

(Signed) Wayne Rossiter
Chief Financial Officer

On behalf of the Board of Directors of Sino Gold Mining Limited ABN 42 093 518 579

(Signed) Jim Askew
Director

(Signed) Brian Davidson
Director

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Questions and requests for assistance may be directed to the Information Agents for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
(in North America)

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free: 1-888-605-7644

GEORGESON SHAREHOLDER COMMUNICATIONS AUSTRALIA PTY LTD.
(Australia and International (except North America))

Level 1, 60 Carrington Street,
Sydney, NSW 2000

Telephone: 61 3 9415 4682
(for International CDI holders, excluding North American holders)
1-800-339-135 (Free call for holders of CDIs in Australia)

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.
(in respect of Golden China Shares only)

By Mail:	*By Registered Mail, by Hand or by Courier:*
P.O. Box 7021	9th Floor
31 Adelaide Street East	100 University Avenue
Toronto, ON, Canada M5C 3H2	Toronto, ON, Canada M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

North American Toll Free Number: 1-800-564-6253
Outside North America, Call Collect: 1-514-982-7555
e-mail: corporateactions@computershare.com

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED
(for CDIs only)

By Mail: GPO Box 7043, Sydney NSW 2001
By Hand or by Courier: Level 2, 60 Carrington Street, Sydney NSW 2000

Shareholders may also contact their investment dealer, broker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 9 of the Original Offer and Circular. Reasonably required additional copies of the Offer and Circular may be obtained without charge on request from the Depositaries.

CDI Holders should contact their brokers or the CDI Nominee for further information.

5330061 v5

EXHIBIT INDEX

Exhibit Number	Description
1	Technical Report – Jinfeng Gold Mine, Guizhuo Province, China, dated 10 October 2007.*
2	Technical Report – White Mountain Project, Jilin Province, China, dated 10 October 2007.*

*Previously filed on From CB on October 25, 2007.